Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

The following is a transcript of a video of a discussion of post-merger integration issues by the Exelon and Constellation integration team leaders that was made available to employees of Exelon on June 13, 2011.

EXELON

CONSTELLATION ENERGY

INTEGRATION

INFORMATION

Integration Kickoff

Part 2

Steve Woerner, Chief Integration Officer, Constellation

Ron DeGregorio, Chief Integration Officer, Exelon

Transcribed by:

Robin C. Comotto, Notary Public

(Recording begins.)

[Question posed: What is the timeline for integration?]

MR. DEGREGORIO: We’ll take an approach to integration that really starts with analysis. And that’s taking, you know, we have looked at what is Exelon, what is Constellation, and we’ve done that at a high level, from a top-down approach. We’re now giving these teams that information and saying build up and help validate our data of how do we exist today. And here’s our insights around where there’s opportunities as we look to merge together our functional areas. And so that will move us into the design phase.

And in the design phase, we’ll take those recommendations and put more color on them, if you will, and develop the plans for and structures for what would we look like post-close, post-close. And so then, at the end of the design phase, we’re really into implementation planning, where we’ll go in to really putting together the IT system integration, the structural changes, and, of course, how the organization will be structured and staffed, which we would then expect to implement, after close.

I’d note, as well, that not everything will happen on day one. So there are some critical day one activities — day one being the day of close, after we get all the regulatory approvals. Not everything will happen there. Some of the transition activities will happen after the transaction and maybe even months or years later, depending on what kind of IT integration activities, or what have you, seem to complicate that.

MR. WOERNER: And you can roughly think of the timeline as we have analysis for two to three months, we have design for two to three months, we have implementation planning, which is probably a month to two. Then we have the actual day one event, and then the ongoing integration work, which could be as much as eighteen months, two years.

[Question posed: How will you know if the integration has been a success?]

MR. WOERNER: So there will be some obvious signs of success. On day one, that the companies are able to serve the customers that we serve today, and do so flawlessly. The customer shouldn’t see us sweat as we go through this integration. Secondly, that we have the people here to be able to deliver the services that we deliver and to perform as a good company.

MR. DEGREGORIO: Yeah, it’s — I mean, that element, as well, is important as capturing the value that we see in this deal that Chris and Mayo I think so aptly articulated for the group in our kickoff session.

[Question posed: Is this an acquisition or a merger?]

MR. DEGREGORIO: In any transaction like this there is a company that’s an acquirer and a company that’s being acquired. In Exelon, we’ve given all of our Team Leads very clear direction that they are to behave as this is a merger. There are portions of this transaction where, in fact, we’ve already decided we’re going to keep the Constellation platform and merge under that, or absorb under that the Exelon processes and systems but keep the Constellation platform as the lead platform.

So in various different portions of the business, there will be different kind of levels of absorption — my system, your system — kind of things. The tenet around that is let’s look for the best for the new company, regardless of where it comes from. This is a merger, let’s partner together as teams and really try to do the best for the new co., going forward, without parochial views of what we had in the past.

MR. WOERNER: I completely agree with that.

(Recording ends.)

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